UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ____Form 10-K    ____Form 20-F    ____Form 11-K       X    Form 10-Q    ____Form 10-D  ____Form N-SAR   ____Form N-CSR

For Period Ended:  September 30, 2009

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:    FAR VISTA INTERACTIVE CORP.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  365 Simon Fraser Cres.,

City, State and Zip Code:    Saskatoon, Saskatchewan S7H 3T5

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)      X

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-Q for the period ended September 30, 2009  will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  The registrant was unable to get the required documentation to the auditors in order to allow for a timely review of the Form 10-Q.  The registrant’s auditors are currently reviewing the Form 10-Q however, they may not complete their review in order to effect a timely filing.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Richard Buckley                                             306                                                        230-3288
(Name)                                                      (Area Code)                                           (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).     [  ]   Yes               [ X ]  No

The registrant was delinquent in filing its Form 10-K for the fiscal year ended December 31, 2008.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    [ X ]  Yes    [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects to report losses of operations of $402,022 for the period ended September 30, 2009 as compared to losses of operations of $581,977 for the period ended September 30, 2008.  This reduction in losses is as a result of the acquisition of Far Vista Holding in 2008 whereby research and development costs were reported based on the operations of Far Vista Holdings consolidated.   Research and development costs for 2008 were $539,895 as opposed to $87,009 during 2009.  The remaining expenditures for 2009 are:  General and Administrative $42,297 (2008-$12,677), Professional Fees - $29,991 (2008 - $29,405), Consulting fees - $67,725 (2008 – nil)  and Investor Relations and Marketing - $175,000 (2008 – nil).  The fees for general and administrative, consulting fees and investor relations and marketing all increased during 2009 as the registrant is actively seeking financing to market its products.

FAR VISTA INTERACTIVE CORP.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2009	By:	/s/ Richard Buckley
Name: Richard Buckley
Title: President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).